CERTIFICATE OF AMENDMENT
TO THE
DECLARATION OF TRUST
OF
OLD MUTUAL/CLAYMORE LONG-SHORT FUND

Pursuant to 950 CMR 109.04 of the Massachusetts General Law

1. The name of the trust is Old Mutual/Claymore Long-Short Fund (the "Trust").  The Trust was established pursuant to an Agreement and Declaration of Trust, dated December 3, 2004.  The Trust adopted a first Amended and Restated Agreement and Declaration of Trust, dated April 7, 2005.  The Trust adopted a second Amended and Restated Agreement and Declaration of Trust, dated July 18, 2005 (the “Declaration of Trust”).

2. Pursuant to this Certificate of Amendment, the name of the Trust will be changed to "Guggenheim Enhanced Equity Income Fund."  To effect this change, Article 1, Section 1 of the Declaration of Trust is hereby amended to read as follows:

SECTION 1   This Trust shall be known as "Guggenheim Enhanced Equity Income Fund" and the Trustees shall conduct the business of the Trust under that name or any other as they may from time to time determine.

3. Such name change shall become effective as of the close of business on Monday, June 21, 2010.

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed this 21st day of May, 2010.

/s/ Matthew J. Appelstein	/s/ Randall C. Barnes
Matthew J. Appelstein	Randall C. Barnes
Trustee	Trustee
/s/ Steven D. Cosler	/s/ Robert M. Hamje
Steven D. Cosler	Robert M. Hamje
Trustee	Trustee
/s/ L. Kent Moore	/s/ Ronald A. Nyberg
L. Kent Moore	Ronald A. Nyberg
Trustee	Trustee
/s/ Ronald E. Toupin, Jr
Ronald E. Toupin, Jr.
Trustee